Exhibit 99.1

ATA Announces Potential Plans to List Testing Services Business on

China’s New Third Board

Beijing, China, May 22, 2015 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that it is exploring the idea of restructuring its testing services business into a subsidiary to be wholly owned by ATA and listing it separately on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”).

In the event that ATA is able to effect the proposed New Third Board listing of its testing services business, its current intention is that, immediately after such listing, it will own a substantial majority of the outstanding equity interest of the testing services business (and continue to consolidate the financial results of the testing business). The Company expects that, after the proposed New Third Board listing of its testing services business, the Company’s American depositary shares (“ADSs”, each representing two common shares) will continue to be traded on Nasdaq, and its common shares will continue to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not have any current plan or intention to pursue any “going-private” transaction or any other transactions having the purpose or effect of causing its ADSs to no longer be traded on Nasdaq or its common shares to no longer be registered under the Exchange Act.

Mr. Kevin Ma, ATA’s Chairman and CEO, stated, “Over the years, ATA’s business has evolved and expanded to serve a growing test-taker and client base. As we continue our efforts in the consumer market, we are exploring ways in which ATA can accelerate the growth of its core testing services business. We believe ATA has greater brand recognition in China and are evaluating the potential of a New Third Board listing as a new opportunity to enhance ATA’s business prospects. We look forward to keeping investors apprised in the weeks and months ahead.”

Established by the State Council in late 2012, the New Third Board is a national over-the-counter stock exchange that supplements trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges. The New Third Board allows for trading of stock of growth companies that do not otherwise satisfy the requirements for listing on the main Shanghai and Shenzhen stock exchanges, allowing small- to medium-sized enterprises in China access to the capital markets and greater exposure to the investment community.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about the Company’s expectations as to its ability to restructure its testing business, its ability to effect a listing of its testing business on the New Third Board and realize the anticipated benefits of any listing of our testing business on the New Third Board, the effects of such a listing of its testing business, the ability for the Company to consolidate the financial results of its testing business after a listing of the testing business on the  New Third Board, the ability of the Company to comply with Nasdaq’s continued listing requirements and expectations as to the eligibility of the ADSs to be listed on Nasdaq and whether the Company’s common shares will continue to be registered under the Exchange Act, and any expectations relating to any current plan or intention to pursue any “going-private” transaction or any other transactions having the purpose or effect of causing the Company’s ADSs to no longer be traded on Nasdaq or the Company’s common shares to no longer be registered under the Exchange Act.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of December 31, 2014, ATA’s test center network comprised 2,992 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 65.1 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.ata.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com